Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3
T:  416-929-1806
F:  416-929-6612

April 1, 2010

Mr. Kam Shah
75 Boulderbrook Drive
Scarborough< ON
M1X 2C3

Dear Kam:

We are pleased to renew your consulting contract as Chief Executive and Financial Officer of the Company for another five years to March 31, 2015 as per Article 4 of the Consulting Contract dated April 1, 2005 subject to the following revision:

Article 5 – Compensation

Your compensation will consists of a cash fee of CDN$ 15,000 per month plus applicable taxes. You will continue to be entitled to performance bonus, stocks and options under the Company’s plans as may be decided from time to time.

All other terms and conditions remain same as outlined in the Consulting Agreement dated April 1, 2005.

Sincerely

S/Dean Bradley                                                                S/Brett Rees

Dean Bradley                                                                Brett Rees
              Members of the Audit Committee

I accept the terms as outlined

Kam Shah
April 1, 2010

S/Kam Shah

Kam Shah
Chief Executive officer